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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 13E-3

                        RULE 13e-3. TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             -----------------------

                           EDISON CONTROL CORPORATION
                              (Name of the Issuer)


                           EDISON CONTROL CORPORATION
                            CONSTRUCTION FORMS, INC.
                               WILLIAM B. FINNERAN
                                ALAN J. KASTELIC
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   280883 10 9
                      (CUSIP Number of Class of Securities)


                             -----------------------

                           EDISON CONTROL CORPORATION
                               777 MARITIME DRIVE
                                                   P.O. BOX 308
                      PORT WASHINGTON, WISCONSIN 53074-0308
                            TELEPHONE (262) 268-6800
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notice and Communications on
                       Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
             Transaction Valuation*         Amount of Filing Fee**
             ----------------------         ----------------------

                   $3,421,486                       $685

* The transaction valuation was based upon (i) the product of 474,950 shares of Edison Control Corporation Common Stock at a per share price of $7.00 and (ii) the termination of options to purchase 27,334 shares of Common Stock at an aggregate cost of $96,836.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50th of 1% of the transaction valuation.

[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)
     (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $685

Form or Registration No.:  Schedule 14A

Filing Party:  Edison Control Corporation

Date Filed:  April 24, 2003

                                  INTRODUCTION

     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Edison Control Corporation, a New Jersey corporation ("EDCO"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) Construction Forms, Inc., a wholly owned subsidiary of EDCO ("Construction Forms"); (iii) William B. Finneran, a natural person and beneficial owner of approximately 67% of EDCO's outstanding common stock (the "Majority Shareholder"), and (iv) Alan J. Kastelic, a natural person and beneficial owner of approximately 4% of EDCO's outstanding common stock. EDCO is submitting to its shareholders a proposal to take the company private through the adoption of an amendment to EDCO's Certificate of Incorporation providing for a one-for-66,666 reverse stock split of EDCO's common stock.

     Shareholders holding less than one share after the reverse stock split will be entitled to receive a cash payment of $7.00 per pre-split share in lieu of any fractional shares. This reverse stock split proposal is part of a proposed "going private" transaction and is upon the terms and subject to the conditions of a revised preliminary proxy statement filed concurrently with this Amendment No. 2 to Schedule 13E-3 ("Proxy Statement"). The EDCO Board of Directors is soliciting proxies from shareholders of EDCO in connection with the reverse stock split pursuant to the Proxy Statement. The information in the Proxy Statement, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

Item 1.  Summary Term Sheet

Regulation M-A      The information set forth in the Proxy Statement under the
Item 1001           caption "Summary Term Sheet" is incorporated herein by
                    reference.

Item 2.  Subject Company Information

Regulation M-A
Item 1002

            (a) Name and Address. The information set forth in the Proxy Statement under the caption "Questions and Answers About the Reverse Stock Split" is incorporated herein by reference.

            (b) Securities. The information set forth in the Proxy Statement under the caption "The Special Meeting - Record Date" is incorporated herein by reference.

          (c)-(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under the caption "Special Factors - Price Range of Common Stock and Dividends; Related Shareholder Matters" is incorporated herein by reference.

            (e)     Prior Public Offerings. None.

            (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "Other Matters - Transactions in Capital Stock by Certain Persons" is incorporated herein by reference. Construction Forms has not purchased any equity securities of EDCO during the past two years.

Item 3.  Identity and Background of the Filing Person

Regulation M-A
Item 1003

          (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Edison Control Corporation is a corporation organized under the laws of the State of New Jersey. The principal executive offices of Edison Control Corporation are located at 777 Maritime Drive, Port Washington, Wisconsin 53704-0308. The telephone number is (262) 268-6800.

                    Construction Forms, headquartered in Port Washington, Wisconsin, is the only wholly owned subsidiary of Edison Control Corporation and has three operating units. ConForms, the principal operating unit, designs, manufactures, and distributes concrete pumping systems and accessories. Ultra Tech is engaged in the manufacturing and marketing of abrasion resistant piping systems which are used extensively in mining, pulp and paper mills, waste water treatment plants, and coal-fired electric utility plants, as well as concrete pumping applications. South Houston Hose is a distributor of industrial hose and fittings. The principal executive offices of Construction Forms are located at 777 Maritime Drive, Port Washington, Wisconsin 53704-0308. The telephone number is (262) 268-6800.

                    Directors and Executive Officers of Edison Control Corporation and Construction Forms. The table below sets forth for each of the directors and executive officers of Edison Control Corporation and Construction Forms their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. Each person's principal address and business telephone number is c/o Edison Control Corporation, 777 Maritime Drive, P.O. Box 308, Port Washington, Wisconsin 53074-0308, (262) 268-6800.

                         Present Principal Occupation or Employment and Material
Name                     Positions Held During The Past Five Years
----                     -------------------------------------------------------

William B. Finneran      Mr. Finneran is a director of EDCO and Construction
                         Forms and is a Managing Director of Wachovia
                         Securities, an investment-banking firm. Prior to joining Wachovia in 1999, Mr. Finneran was a Managing
                         Director at CIBC Oppenheimer Corp., an
                         investment-banking firm, and had been employed with Oppenheimer since 1972. Mr. Finneran is a Director of
                         National Planning Association, a non-profit advisory board. He serves on the Board of Villanova University and is a former Board Member of Covenant House and Operation Smile, non-profit charitable institutions.
                         Mr. Finneran also currently serves on the Executive
                         Committee of the New York Archdiocesan Patrons Program.

Robert L. Cooney         Mr. Cooney is a director of EDCO and Construction Forms
                         and is a partner of Cooney & Co., a financial consulting firm which he founded in February 1997. Mr.
                         Cooney was a Managing Director-Equity Capital Markets at Credit Suisse First Boston from 1977 to January
                         1997. Mr. Cooney also serves as a director of Equity
                         One, Inc., a NYSE-listed real estate investment trust located in Miami, Florida.

                         Present Principal Occupation or Employment and Material
Name                     Positions Held During The Past Five Years
----                     -------------------------------------------------------

Alan J. Kastelic         Mr. Kastelic is a director of EDCO and Construction
                         Forms. He was appointed President and Chief Executive
                         Officer of EDCO in June 1998 and President and Chief
                         Executive Officer of Construction Forms in June 1996 when EDCO acquired Construction Forms. Mr. Kastelic had previously been Executive Vice President and Chief
                         Operating Officer of Construction Forms, which he joined in 1977. Prior to joining Construction Forms, Mr. Kastelic was Manufacturing Manager at Badger
                         Dynamics and Chief Cost Accountant, Material Control
                         Manager and Manager of Manufacturing at the PCM division of Koehring Corporation.

William C. Scott         Mr. Scott is a director of EDCO and Construction Forms
                         and was the Chairman and Chief Executive Officer of Panavision Inc. from 1988 to 1999, a leading designer and manufacturer of high-precision film camera systems for the motion picture and television industries. From
                         1972 until 1987, Mr. Scott was President and Chief
                         Operating Officer of Western Pacific Industries Inc., a manufacturer of industrial products. Prior to 1972, Mr.
                         Scott was a Group Vice President of Cordura Corporation
                         (a business information company) for three years and Vice President of Booz, Allen & Hamilton (a management-consulting firm) for five years. He is currently a director of Audio Visual Services
                         Corporation and of Vari-Lite, Inc.

Gregory L. Skaar         Mr. Skaar was appointed Chief Financial Officer of EDCO
                         on February 20, 2003. Mr. Skaar is also the Chief
                         Financial Officer of Construction Forms. He served as
                         EDCO's Corporate Controller from 1997 to February 20,
                         2003. From 1991 to 1997, Mr. Skaar was with the Cooper
                         Power Systems Division of Cooper Industries where he served as a Product Line Controller. From 1985 to 1991 he was employed by the international accounting firm of Deloitte & Touche LLP.

     Neither Mr. Finneran nor Mr. Kastelic has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

     To the knowledge of EDCO and Construction Forms, during the last five years, none of Messrs. Cooney, Scott or Skaar has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Item 4.  Terms of the Transaction

Regulation M-A
Item 1004

        (a)(1)      Tender Offers. Not applicable.

        (a)(2)(i) Transaction Description. The information set forth in the Proxy Statement under the caption "Questions and Answers About the Reverse Stock Split" is incorporated herein by reference.

        (a)(2)(ii) Consideration. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors - Background of the Reverse Stock Split" and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" is incorporated herein by reference.

        (a)(2)(iii) Reasons for Transaction. The information set forth in the
                    Proxy Statement under the captions "Special Factors - Recommendation of the Special Committee and Our Board of Directors," "Special Factors - Position of the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split," "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" and "Special Factors - Purpose of and Reasons for the Reverse Stock Split" is incorporated herein by reference.

        (a)(2)(iv) Vote Required for Approval. The information set forth in the Proxy Statement under the caption "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

        (a)(2)(v) Differences in the Rights of Security Holders. The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Reverse Stock Split" is incorporated herein by reference.

        (a)(2)(vi)  Accounting Treatment. Not applicable.

        (a)(2)(vii) Income Tax Consequences. The information set forth in the
                    Proxy Statement under the caption "Special Factors - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split to Our Shareholders" is incorporated herein by reference.

        (b) Purchases. The information set forth in the Proxy Statement under the caption "Special Factors - Interests of Directors and Executive Officers in the Reverse Stock Split" in incorporated herein by reference.

        (c) Different Terms. The information set forth in the Proxy Statement under the caption "Special Factors - Effects of the Reverse Stock Split" is incorporated herein by reference.

        (d) Appraisal Rights. The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

        (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Other Matters - Where You Can Find More Information" is incorporated herein by reference. Construction Forms has not made any provision in connection with the reverse stock split to grant unaffiliated shareholders of EDCO access to its corporate files or to obtain counsel or appraisal services at its expense.

        (f)         Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A
Item 1005

     (a)(1)-(a)(2)  Transactions with EDCO; Transactions with Officers,
                    Directors and Affiliates of EDCO . The information set forth in the Proxy Statement under the caption "Other Matters - Other Transactions" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO in the Proxy Statement under the caption "Other Matters - Other Transactions" regarding these matters.

     (b)-(c), (e)   Significant Corporate Events; Negotiations or Contacts.
                    None.

            (e)     Agreements Involving the Subject Company's Securities.
                    The information set forth in the Proxy Statement under the caption "Interests of Directors and Executive Officers in the Reverse Stock Split" is incorporated herein by reference. Construction Forms adopts the disclosures regarding these matters provided by EDCO in the Proxy Statement under the caption "Interests of Directors and Executive Officers in the Reverse Stock Split."

Item 6.  Purposes of the Transaction and Plans or Proposals

Regulation M-A
Item 1006

            (b)     Use of Securities Acquired. Not applicable.

        (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the caption "Special Factors - Plans or Proposals After the Reverse Stock Split" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the caption "Special Factors - Plans or Proposals After the Reverse Stock Split."

Item 7.  Purposes, Alternatives, Reasons and Effects

Regulation M-A
Item 1013

            (a) Purposes. The information set forth in the Proxy Statement under the caption "Special Factors - Purpose of and Reasons for the Reverse Stock Split" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the caption "Special Factors - Purpose of and Reasons for the Reverse Stock Split."

            (b) Alternatives. The information set forth in the Proxy Statement under the caption "Special Factors - Alternatives to the Reverse Stock Split" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the caption "Special Factors - Alternatives to the Reverse Stock Split."

            (c) Reasons. The information set forth in the Proxy Statement under the caption "Special Factors - Purpose of and Reasons for the Reverse Stock Split" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the caption "Special Factors - Purpose of and Reasons for the Reverse Stock Split."

            (d) Effects. The information set forth in the Proxy Statement under the captions "Special Factors - Effects of the Reverse Stock Split," "Special Factors - Advantages of the Reverse Stock Split," "Special Factors - Disadvantages of the Reverse Stock Split" and "Special Factors - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the captions "Special Factors - Effects of the Reverse Stock Split," "Special Factors - Advantages of the Reverse Stock Split," "Special Factors - Disadvantages of the Reverse Stock Split" and "Special Factors - Material U.S. Federal Income Tax Consequences of the Reverse Stock Split."

Item 8.  Fairness of the Transaction

Regulation M-A
Item 1014

            (a) Fairness. The information set forth in the Proxy Statement under the captions "Special Factors -Recommendations of the Special Committee and Our Board of Directors" and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" is incorporated herein by reference. Construction Forms reasonably believes that the reverse stock split is fair to, and in the best interests of, the unaffiliated shareholders of EDCO.

            (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Special Factors - Position of the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split," "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split," "Special Factors - Opinion of Schroeder & Co.," and "Special Factors
                    - Purpose of and Reasons for the Reverse Stock Split" is incorporated herein by reference. Construction Forms considered the same factors when making its fairness determination as were considered by EDCO as discussed in the Proxy Statement under the captions "Special Factors - Position of the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split" and "Special Factors - Purpose of and Reasons for the Reverse Stock Split."

            (c) Approval of Security Holders. The information set forth in the Proxy Statement under "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference.

            (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split" and "Position of the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split" is incorporated herein by reference.

            (e) Approval of Directors. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," and "Special Factors
                    - Special Committee's Position as to the Fairness of the Reverse Stock Split" is incorporated herein by reference.

            (f)     Other Offers. None.

Item 9.  Reports, Opinions, Appraisals and Negotiations

Regulation M-A
Item 1015

            (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the
                    Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the captions "Special Factors - Opinion of Schroeder & Co.," "Special Factors - Position of the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split," and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split," is incorporated herein by reference. The full text of the written opinion of Schroeder & Co., dated April 1, 2003, is attached to the Proxy

                    Statement as Exhibit (C) thereto and is incorporated herein by reference. The written materials presented by Schroeder & Co. to the Edison Control Corporation Special Committee are set forth as Exhibit (C) hereto and are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A
Item 1007

            (a)-(d) Source of Funds; Conditions; Expenses; Borrowed Funds. The
                    information set forth in the Proxy Statement under the captions "Special Factors - Source and Amount of Funds" and "Special Factors - Fees and Expenses of the Reverse Stock Split" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

Regulation M-A
Item 1008

            (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "Other Matters - Security Ownership of Specified Beneficial Owners and Management" is incorporated herein by reference.

        (b)(1)-(5)  Securities Transactions. None.

Item 12. The Solicitation or Recommendations

Regulation M-A
Item 1012

            (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption "The Special Meeting - Voting Rights; Vote Required for Approval" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the caption "The Special Meeting - Voting Rights; Vote Required for Approval."

            (e) Recommendations of Others. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Recommendations of the Special Committee and Our Board of Directors," and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Recommendations of the Special Committee and Our Board of Directors" and "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split."

Item 13. Financial Statements

Regulation M-A
Item 1010

            (a) Financial Information. The information set forth in the Proxy Statement under the captions "Other Matters - Independent Auditors" and "Consolidated Financial Statements," as well as in "Exhibit G: Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Exhibit H: Quantitative and Qualitative Disclosures About Market Risk" is incorporated herein by reference.

            (b) Pro Forma Information. The information set forth in the Proxy Statement under "Exhibit E: Fiscal 2002 Going Private Pro Forma Analysis" is incorporated herein by reference.

            (c)     Summary Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A
Item 1009

         (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Opinion of Schroeder & Co.," "Special Factors - Position of the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split," "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" and "The Special Meeting - Solicitation of Proxies" is incorporated herein by reference. Construction Forms adopts the disclosures provided by EDCO regarding these matters in the Proxy Statement under the captions "Special Factors - Background of the Reverse Stock Split," "Special Factors - Opinion of Schroeder & Co.," "Special Factors - Position of the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split," "Special Factors - Messrs. Finneran and Kastelic's Position as to the Fairness of the Reverse Stock Split" and "The Special Meeting - Solicitation of Proxies."

Item 15. Additional Information

Regulation M-A
Item 1011

            (b) Other Material Information. The information set forth in the Proxy Statement, including all annexes and exhibits thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A
Item 1016

         (a)(1) Proxy Statement filed with the Securities and Exchange Commission on June 20, 2003 (incorporated herein by reference to the Proxy Statement).

         (a)(2) Letter dated March 4, 2003, from Mr. William B. Finneran and Mr. Alan J. Kastelic, regarding the reverse stock split proposal, attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

         (a)(3) Press Release of Edison Control Corporation, dated March 12, 2003 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Edison Control Corporation dated March 12, 2003).

         (a)(4) Press Release of Edison Control Corporation, dated April 2, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 2, 2003).

         (a)(5) Press Release of Edison Control Corporation, dated April 9, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 9, 2003).

           (b) Term Sheet from LaSalle National Bank Association, regarding financing for the reverse stock split.*

         (c)(1) Opinion of Schroeder & Co., attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

         (c)(2) Materials presented by Schroeder & Co. to the Special Committee of the Board of Directors of Edison Control Corporation.*

* Previously filed.

                                    SIGNATURE


     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2003

                                        EDISON CONTROL CORPORATION


                                        By: /s/ Alan J. Kastelic
                                            ------------------------------------
                                            Name:  Alan J. Kastelic
                                            Title: President and Chief Executive
                                                   Officer


                                        CONSTRUCTION FORMS, INC.


                                        By: /s/ Alan J. Kastelic
                                            ------------------------------------
                                            Name:  Alan J. Kastelic
                                            Title: President and Chief Executive
                                                   Officer


                                        By: /s/ William B. Finneran
                                            ------------------------------------
                                            Name:  William B. Finneran


                                        By: /s/ Alan J. Kastelic
                                            ------------------------------------
                                            Name:  Alan J. Kastelic

                                  EXHIBIT INDEX

Regulation M-A

          (a)(1) Proxy Statement filed with the Securities and Exchange Commission on June 20, 2003 (incorporated herein by reference to the Proxy Statement).

          (a)(2) Letter dated March 4, 2003, from Mr. William B. Finneran and Mr. Alan J. Kastelic, regarding the reverse stock split proposal, attached as Exhibit A to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

          (a)(3) Press Release of Edison Control Corporation, dated March 12, 2003 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Edison Control Corporation dated March 12, 2003).

          (a)(4) Press Release of Edison Control Corporation, dated April 2, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 2, 2003).

          (a)(5) Press Release of Edison Control Corporation, dated April 9, 2003 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Edison Control Corporation dated April 9, 2003).

          (b) Term Sheet from LaSalle National Bank Association, regarding financing for the reverse stock split.*

          (c)(1) Opinion of Schroeder & Co., attached as Exhibit C to the Proxy Statement (incorporated herein by reference to the Proxy Statement).

          (c)(2) Materials presented by Schroeder & Co. to the Special Committee of the Board of Directors of Edison Control Corporation.*

* Previously filed